2550 M Street, NW Washington, DC 20037 202-457-6000 ____________
Facsimile 202-457-6315 www.pattonboggs.com

June 14, 2012	Philip G. Feigen pfeigen@pattonboggs.com

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Duchovny:

Re:	Signature Group Holdings, Inc.

Definitive Additional Soliciting Materials

Filed June 11, 2012

File No. 001-08007

On behalf of Signature Group Holdings, Inc. (the “Company” or “Signature”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced definitive additional soliciting materials filed with the Commission by the Company on June 11, 2012 (the “Signature Letter”). Please note that the Company believes each of the statements in the Signature Letter is supported by facts that have been provided to our stockholders or are readily available to the public. The Company takes seriously its responsibility to provide full and accurate information. Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response.

Definitive Additional Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your statement that the company’s “management team has stabilized the Company and continues to take the steps necessary to enable the Company to grow and return to profitability.”

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Mr. Daniel F. Duchovny

June 14, 2012

RESPONSE:

The Company’s accomplishments since emerging from bankruptcy, which have been disclosed in its periodic reports filed with the Commission and summarized in the Signature Letter under the Section titled “Signature Has Already Taken Actions That We Believe Will Improve the Value of Your Investment,” serve as the basis for the above referenced statement.

As disclosed in these filings, Signature’s management team has taken important steps to stabilize the Company, including (i) becoming current with its periodic reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) preparing over five years of audited financial statements, bringing the Company current from its last audit in 2006, (iii) resolving over 200 lawsuits inherited from Fremont General Corporation (“Fremont”), (iv) negotiating or adjudicating the resolution of over $15 million of outstanding bankruptcy claims for approximately $130 thousand, and (v) converting a substantial portion of Fremont’s legacy assets to cash, including the sales of (a) non-performing residential mortgages for $12.5 million, (b) residential real estate properties for $11.4 million, (c) the former headquarters building for $3.9 million, and (d) commercial real estate investments for $4.9 million.

Also as part of its stabilization of the Company, the Signature management team has been and continues to implement its business strategy of utilizing the Company’s cash and other financial assets to grow the Company into a profitable enterprise by completing additional acquisitions of operating businesses, as well as expanding the Company’s “Signature Special Situations” financial services business unit, which acquires sub-performing and non-performing commercial and industrial loans, leases, and mortgages typically at a discount to unpaid principal balance, or par. Since the Company emerged from bankruptcy proceedings in June 2010, the Company has completed two acquisitions of operating businesses, which most recently included the acquisition of North American Breaker Co., Inc. (“NABCO”), a national market leader in the supply of circuit breakers and related electrical components to wholesale distributors serving various commercial, industrial and residential customers. In addition, the Company launched its Signature Special Situations to (a) acquire sub-performing and non-performing commercial and industrial loans, bonds, leases, and mortgages at a discount to unpaid principal balance, and (b) originate secured debt financings to middle market companies in a variety of opportunistic situations.

Further evidence that the Company has been taking steps to return to profitability is the measurable decline the Company’s net losses since emerging from bankruptcy proceedings in June 2012. The Company’s net losses have declined from nearly $10 million as of June 30, 2010, which is the first full quarterly period post-emergence from bankruptcy proceedings to net losses of $1.2 million as of in the first quarter of 2012.

The Company believes this response, along with its performance disclosed in its periodic filings filed with the Commission, provides a sufficient basis for its statement in the Signature Letter.

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Mr. Daniel F. Duchovny

June 14, 2012

2. You must avoid statements in your disclosure that directly or indirectly impugns the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the following statements and avoid similar statements in future filings:

•

You urge security holders to “reject McIntyre’s self-serving scheme to seize control of” the board (emphasis added). Your disclosure appears to suggest that Mr. McIntyre and his other nominees will eschew their fiduciary duties in their attempt to obtain seats on the board and that Mr. McIntyre intends to personally benefit from his election at the expense of other security holders.

RESPONSE:

The above referenced statement was limited to Mr. McIntyre and not his slate. The Company based this statement on a pattern of previous behavior by Mr. McIntyre where he was heavily compensated for serving as both the Chairman and CEO of Fremont. These statements are supported by facts detailed in the Signature letter. From 1998 through 2003, during Mr. McIntyre’s tenure as CEO, he received an aggregate of $25.9 million in compensation. From 2004 through 2007, during McIntyre’s tenure as Chairman, he received an aggregate of $22.4 million in compensation. During this time, Mr. McIntyre refused to submit his executive compensation packages to a vote of the stockholders. As a result, just between 2003 and 2006, the Company was unable to take $66 million in tax deductions that would have been available to it if the compensation had been voted on by the stockholders. Additionally, Mr. McIntyre filed a $4 million bankruptcy proof of claim in which sought, among other things, more than $700,000 in compensation for less than two weeks of work in 2008. Mr. McIntyre resigned from the Company on January 8, 2008 and was seeking about $100,000 per day for his work during this time.

Based on these facts and pattern of past practice, Signature’s management team reasonably believes that Mr. McIntyre is seeking to once again take control of the Company for purposes of self-enrichment through compensation without disclosing to stockholders his role or responsibility in Fremont’s failures during his tenure as its CEO and Chairman of the Board. In future filings, if the Company uses the phrase self-serving it will make it clear that it is Management’s belief based on Mr. McIntyre’s previous actions.

•

You state that Mr. McIntyre “is attempting to mislead Signature stockholders by conveniently ignoring the fact that Signature’s challenges stem from McIntyre’s prior leadership of Fremont.” Your discourse appears to suggest Mr. McIntyre is soliciting proxies in contravention of securities laws.

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Mr. Daniel F. Duchovny

June 14, 2012

RESPONSE:

The statement referenced above was not intended to nor do we believe it implies that Mr. McIntyre is soliciting proxies in contravention of the securities laws. The statement was intended to inform stockholders of the Company’s belief that Mr. McIntyre is misleading stockholders by ignoring and failing to explain his history and role in leading and operating the Company prior to it entering into bankruptcy proceedings, and thereby, only telling stockholders half the story. Mr. McIntyre has inaccurately highlighted the Company’s continued losses as a basis for supporting a change to his proposed slate of directors. First, he improperly attributes bankruptcy pre-emergence losses to current management. Second, Mr. McIntyre fails to mention that Signature’s current challenges stem from the legacy of problems inherited from Fremont under Mr. McIntyre’s leadership, including approximately $1.0 billion in losses the Company suffered while he was Chairman of Fremont. Indeed, 40% of the Company’s total losses since emergence from bankruptcy are from the Fremont legacy operations when Mr. McIntyre was Chairman of the Board.

In future filings, the Company will revise the presentation of management’s opinions on this subject in order to make it clear that management believes Mr. McIntyre is only telling part of the story, so as to avoid any suggestion that the Company believes Mr. McIntyre is soliciting proxies in contravention of the securities laws.

•

You state that Mr. McIntyre’s leadership “nearly destroyed your Company. Don’t let him finish the job.” (emphasis added). Your disclosure appears to suggest that Mr. McIntyre acted negatively with respect to the company in the past and intends to do the same in the future.

RESPONSE:

The statement that Mr. McIntyre “nearly destroyed” the Company is based on the public records documenting the fall of Fremont and its eventual need to seek protection under the bankruptcy code. As disclosed in the Company’s additional soliciting materials, during the last two years of McIntyre’s tenure as Fremont’s Chairman of the Board, Fremont recorded a net loss of $202.3 million in fiscal 2006 and a net loss of $1.0 billion in fiscal 2007. During his service as Fremont’s Chairman of the Board, the Company’s stock price fell from $29.25 per share in March 2004 to $3.01 per share on the date of Mr. McIntyre’s resignation from the Company’s Board of Directors in January 2008, a decline of 89%, which resulted in a total loss in stockholder value of nearly $2.0 billion. In addition to these historic losses, Mr. McIntyre oversaw Fremont during a time when its most significant businesses, including Fremont Investment & Loan, Fremont Life Insurance Company and Fremont Indemnity and its related workers compensation companies, were either under federal and state regulatory oversight or taken over by regulators.

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Mr. Daniel F. Duchovny

June 14, 2012

This record of failure supports the Company’s conclusion that Mr. McIntyre nearly destroyed the Company.

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (202) 457-6142.

Thank you for your attention to this filing.

Very truly yours,

/s/ PHILIP G. FEIGEN

Philip G. Feigen, Esq.

cc:	David Brody, Signature Group Holdings, Inc.
Norman B. Antin, Patton Boggs LLP

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